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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ELM CAPITAL USA LIMITED

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7TH FLOOR, SOUTHWEST HOUSE, 11A REGENT STREET, ST JAMES
(No. and Street)

LONDON	UNITED KINGDOM	SW1Y4LR
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ETIENNE DESHORMES	00442079018940	EDESHORMES@ELMCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ETIENNE DESHORMES_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ELM CAPITAL USA LIMITED_____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Branch Austin McCormick LLP
32 St James's Street
London, SW1A 1HD

Signature:

Title:
CEO

Notary Public MIRIAM SPERO
SOLICITOR

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elm Capital USA Limited

Financial Statements

For the Year Ended December 31, 2024

Contents



MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 17, 2025

TO THE MEMBER OF
ELM CAPITAL USA LIMITED
Southwest House
11A Regent Street
London SWIY4LR

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elm Capital USA Limited (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE MEMBER OF
ELM CAPITAL USA LIMITED
February 17, 2025
Page 2

Supplemental Information

The information contained in Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2024.
Needham Heights, MA 02494



Elm Capital USA Limited
Statement of Financial Condition
For the year ended December 31, 2024

Assets

Current assets:		
Cash & cash equivalents	$	42,889
Accounts Receivable		148,102
Prepaid expenses		2,255
Total Assets	$	193,246

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	25,514
Total liabilities		25,514
Member's equity		167,732
Total Liabilities and Member's Equity	$	193,246

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

-3-

Elm Capital USA Limited
Statement of Operations
For the year ended December 31, 2024

Revenues:	
Fee Income	$ 243,466
Total Operating revenue	243,466
Expenses:	
Employee compensation and benefits (related party)	104,607
Regulatory fees	3,895
Occupancy and equipment rental (related party)	10,501
Other Expenses	14,914
Professional fees	38,425
Total Operating expenses	172,342
Other Income:	
Gain/(Loss) Exchange rate	(4,166)
Total Other Income	(4,166)
Net income before Income taxes	66,958
Refund of income tax (foreign)	(309)
Net Income	$ 67,267

Elm Capital USA Limited
Statement Of Changes In Member's Equity
For the year ended December 31, 2024

Beginning Member's equity	$	63,287
Net income		67,267
Non-cash capital addition		37,178
Member's equity, December 31, 2024	$	167,732

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

-5-

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2024

Cash flows from operating activites:		
Net income	$	67,267
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts Receivable		(106,486)
Prepaid expenses		43
Increase (decrease) in:		
Accounts payable and accrued expenses		(709)
Net cash provided by operating activities		(39,885)
Cash flows from financing activites:		
Non-cash capital addition		37,178
Net cash (used) by financing activities		37,178
Net decrease in cash		(2,707)
Cash, beginning		45,596
Cash, ending	$	42,889
Cash paid during the year for:		
Interest	$	–
Taxes	$	–

1. NATURE OF BUSINESS

    Elm Capital USA Limited (the company) is a United Kingdom private
    limited company incorporated on May 20, 2010. The Company advises
    private equity funds and private equity advisors. It specializes in
    advising General Partners in fundraising and provides advisory
    services for the secondary sales of private equity funds, companies
    portfolio of funds and portfolio of companies. The Company operates
    in the United States of America as a member of FINRA, which they
    became on January 28, 2011. They are also an appointed
    representative of Elm Capital Associates Ltd (a UK limited company)
    in the UK.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Use of Estimates

    The preparation of financial statements in conformity with accounting
    principles generally accepted in the United States requires management
    to make estimates and assumptions that affect the reported amounts of
    assets and liabilities at the date of the financial statements and the
    reported amounts of revenues and expenses during the reported period.
    Actual results could differ from those estimates.

    Income Taxes

    There is a provision for income taxes. The Company will file income
    tax returns in the United Kingdom. The Company recognizes and
    measures its unrecognized tax benefits in accordance with FASB ASC
    740, Income Taxes. Under that guidance the company assess the
    likelihood, based on their technical merit, that tax positions will
    be sustained upon examination based on the facts, circumstances and
    information available at the end of each period. The measurement of
    unrecognized tax benefits is adjusted when new information is
    available or when an event occurs that requires a change.

    Basis of Accounting

    The accompanying financial statements are prepared in accordance with
    accounting principals generally accepted in the U.S. (GAAP) on the
    accrual basis of accounting.

    Concentration of Credit Risk

    The Company maintains its cash in bank deposit accounts in the United
    Kingdom. The company has not experienced any losses in such accounts.

3. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $15,349 at December 31, 2024, which exceeds required net capital of $5,000 by $10,349. The ratio of aggregate indebtedness to net capital at December 31, 2024 was 1.66 to 1.0.

5. REVENUE RECOGNITION POLICY

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2025, the date on which the financial statements were available to be issued.

7. CONCENTRATIONS IN SALES

In 2024, one client accounted for 100% of total revenues.

8. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Associates Limited. These expenses are rent, office expenses, other general and administrative expenses and salaries. For the year ended December 31, 2024, $125,489 of shared expenses were incurred and offset against prior receivables from the affiliate. At December 31, 2024 the Company owed it's affiliate $0.

Elm Capital USA Ltd (the Company) and Elm Capital Associates Ltd are both entirely owned by Elm Capital Holding Ltd. As of December 31, 2024, Etienne Deshormes beneficially owned 69.2% of Elm Capital Holding Ltd.

For the year ended December 31, 2024 $243,466 of the fee income was earned from Elm Capital Associates Ltd. The company had outstanding accounts receivable of which $148,102 was due from Elm Capital Associates LTD.

9. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

10. INCOME TAXES

The Company pays consolidated income taxes with its parent. The components of current income tax expense for the year ended December 31, 2024 is as follows:

	2023	2024	Total
Foreign (UK)	$310	$0	$310

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

12. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date.
Foreign exchange gain or loss is recorded on the date the revenue is
received and expenses are paid. Certain balance sheet accounts were
converted as of December 31, 2024.

13. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm
Capital Associates Limited) and the Company for rent, other general
and administrative costs and salaries. The Company is responsible
for paying ordinary and necessary costs of a broker dealer including
legal and audit fees, FINRA and state registration fees, SIPC,
insurance, bonding premiums, employee commissions or variable
compensation.

14. COMMITMENTS & CONTINGENCIES

The firm has no commitments or contingencies at December 31, 2024.

15. EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k)of 17
C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the
SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company did not maintain possession or control of any customer
funds or securities from inception through December 31, 2024.

16. FINANCIAL INSTRUMENTS-CREDIT LOSSES

On January 1, 2023, the Company adopted Accounting Standards Update (ASU) 2016-23. Financial Instruments – Credit Losses (Topic 326): Measurement of credit Losses on Financial Instruments, as amended, which modifies the measurement of expected credit losses on financial assets. The most significant change in the standard is the shift from the incurred loss model to expected loss model. Under the standards, disclosures are required to provide information useful in analyzing the Company's exposure to credit risk and measurement of credit losses. Financial assets held by the Company that are subject to Topic 326 were trade accounts receivable.

The adoption of this Standard did not have a material impact on the Company's financial statements and primarily resulted in new disclosures only.

17. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Update No. 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The CEO of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The significant expenses of the segment are reported in the accompanying statement of operations of this report.

SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Supplemental Schedule I
For the year ended December 31, 2024
Uniform Capital Rule 15c3-1

Member's equity	$ 167,733
Non-allowable assets:	
Accounts Receivable	148,102
Prepaid expenses	2,255
Net capital before haircuts	17,376
Haircuts on securities	-
Haircuts on Foreign Currency	2,026
Net capital	15,350
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $35,501 or $5,000	5,000
Excess net capital	$ 10,350
Ratio of aggregate indebtedness to net capital	1.66 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 25,514
Total aggregate indebtedness	$ 25,514

There are no material differences between the computation of net capital
presented above and the computation of net capital in the Company's
unaudited Form X-17A-5, Part II-A filing as of December 31, 2024.

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

-12-



MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 17, 2025

TO THE MEMBER OF ELM CAPITAL USA LIMITED
Southwest House
11A Regent Street
London SWIY4LR

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Elm Capital USA Limited (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) Elm Capital USA Limited (the Company) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) broker selling tax shelters or limited partnerships in primary distributions; (2) broker selling tax shelters or limited partnerships in secondary markets.

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Elm Capital USA Limited's management is responsible for compliance with the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5, and related SEC Staff Frequently Asked Question.

Morris + Morris, P.C

Certified Public Accountants



Elm Capital USA Limited Exemption Report

Elm Capital USA Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
    a. Broker selling tax shelters or limited partnerships in primary distributions
    b. Broker selling tax shelters or limited partnerships in secondary markets

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Elm Capital USA Limited

I, Etienne Deshormes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Etienne Deshormes
D9A9071E6AB1468...

28-Jan-2025 | 5:38 PM GMT

Etienne Deshormes

Date

CEO